UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 6, 2019

Vital Therapies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36201	56-2358443
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

15010 Avenue of Science, Suite 200

San Diego, California

(Address of principal executive offices)

92128

(Zip Code)

Registrant’s telephone number, including area code: (858) 673-6840

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☒

Item 1.01 Entry into a Material Definitive Agreement.

Exchange Agreement

On January 6, 2019, Vital Therapies, Inc., a Delaware corporation (“Vital Therapies”), Immunic AG, a stock corporation formed under the laws of Germany (“Immunic”), and the shareholders of Immunic (the “Holders”) entered into an Exchange Agreement (the “Exchange Agreement”), pursuant to which, among other things, subject to the satisfaction or waiver of the conditions set forth in the Exchange Agreement, each Holder irrevocably agreed to contribute, transfer and assign to Vital Therapies all Immunic shares held by such Holder in exchange for the right to receive at the closing shares of Vital Therapies common stock, following which Immunic will be a wholly-owned subsidiary of Vital Therapies (the “Transaction”). The Transaction is intended to qualify for United States federal income tax purposes as a transaction described in Section 351(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”).

Subject to the terms and conditions of the Exchange Agreement, at the closing of the Transaction, each outstanding common and preferred share, as the case may be, of Immunic will be exchanged for a number of shares of common stock of Vital Therapies equal to the Exchange Ratio (as defined in the Exchange Agreement). The Exchange Ratio is subject to adjustment prior to closing of the Transaction upon the occurrence of specified events, including to account for any additional shares that Immunic may issue before closing and for Vital Therapies’ net cash balance at closing. No fractional shares will be issued in connection with the Transaction. Immediately following the effective time of the Transaction, (a) current stockholders of Vital Therapies are expected to own approximately 11% of the company, (b) and current shareholders of Immunic are expected to own approximately 89% of the company, in each case calculated on a pro forma basis after giving effect to (i) the issuance of common shares by Immunic immediately prior to the effective time of the Transaction pursuant to the terms of the Investment and Subscription Agreement (as described below) and other pre-closing issuances of common shares by Immunic, and (ii) the Transaction.

The Exchange Agreement contains customary representations, warranties and covenants for similar transactions, including the completion of the concurrent financing discussed below.

Consummation of the Transaction is subject to certain closing conditions, including, among other matters, (a) approval of the Transaction and an amendment to the certificate of incorporation of Vital Therapies to affect a reverse split of its outstanding common stock by the stockholders of Vital Therapies and (b) the completion of the concurrent investment described below.

The Exchange Agreement contains specified termination rights for both Vital Therapies and Immunic, including if the transaction is not consummated before May 30, 2019. Upon termination of the Exchange Agreement under specified circumstances, Vital Therapies may be obligated to pay Immunic a termination fee of $500,000, and Immunic may be obligated to pay Vital Therapies a termination fee of $2,000,000, plus, under specified circumstances, reimbursement for certain expenses incurred in connection with the Transaction.

At the effective time of the Transaction, the Board of Directors of Vital Therapies is expected to consist of five members, including four members of the current Immunic board, Daniel Vitt, Ph.D., Chief Executive Officer of Immunic, Joerg Neermann, Ph.D., Life Science Partners, Vincent Ossipow, Ph.D., CFA, Omega Funds, Jan von den Bossche, Fund+, and Dr. Duane Nash, President of Vital Therapies.

In addition to seeking stockholder approval of the Transaction, Vital Therapies will seek stockholder approval to adopt amendments to its certificate of incorporation to: (a) effect a reverse split of its outstanding common stock and (b) change the name of Vital Therapies to Immunic, Inc., in each case subject to the consummation of the Transaction.

At the effective time of the Transaction, all outstanding stock options of Vital Therapies will be cancelled and extinguished to the extent permitted pursuant to the applicable plan, without any right to receive any consideration.

Prior to entry into the Exchange Agreement, the Holders entered into an Investment and Subscription Agreement (the “Subscription Agreement”) with Immunic dated as of January 6, 2019, pursuant to which such parties have agreed, subject to the terms and conditions of such agreement, to purchase, prior to the consummation of the Transaction, shares of Immunic common stock for an aggregate purchase price of approximately €26.3 million. The consummation of the transactions contemplated by the Subscription Agreement is conditioned upon, among other matters, the satisfaction or waiver of certain closing conditions set forth in the Exchange Agreement. The parties currently expect the Transaction to close in the second quarter of 2019.

The preceding summary does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreement and the Subscription Agreement, which are filed as Exhibit 2.1 and Exhibit 10.1, respectively, to this Current Report on Form 8-K and are incorporated herein by reference.

The Exchange Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Exchange Agreement were made only for purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Exchange Agreement, and are intended not as statements of fact, but rather as a way of allocating risk among the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the body of the Exchange Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, Vital Therapies. Investors are not third-party beneficiaries under the Exchange Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Vital Therapies, Immunic, the Holders, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Exchange Agreement, which subsequent information may or may not be fully reflected in Vital Therapies’ public disclosures. The Exchange Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Vital Therapies that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements/prospectuses and other reports and documents that Vital Therapies files with the Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

In connection with the Transaction, Vital Therapies intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement / prospectus. Investors and stockholders of Vital Therapies are urged to read these materials when they become available because they will contain important information about Vital Therapies, Immunic and the Transaction. The proxy statement / prospectus and other relevant materials (when they become available), and any other documents filed by Vital Therapies with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by Vital Therapies by directing a written request to: Vital Therapies, Inc., 15222-B Avenue of Science, San Diego, California, 92128, Attention: Investor Relations. Investors and stockholders are urged to read the proxy statement / prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Transaction.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed Transaction shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Vital Therapies and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Vital Therapies in connection with the proposed Transaction. Information regarding the interests of these directors and executive officers in the proposed Transaction will be included in the proxy statement / prospectus referred to above. Additional information regarding the directors and executive officers of Vital Therapies is included in its Annual Report on Form 10-K for the year ended December 31, 2017 and its proxy statement for its 2018 annual meeting of stockholders. These documents are available free of charge on the SEC’s website (www.sec.gov) and from Investor Relations at Vital Therapies at the address set forth above.

Item 7.01 Regulation FD.

On January 7, 2019, Vital Therapies and Immunic issued a joint press release relating to the proposed Transaction, copy of which is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Beginning on January 7, 2019, Vital Therapies and Immunic will use an investor presentation, a copy of which is furnished as Exhibit 99.2 to this Current Report on Form 8-K.

Forward-Looking Statements

Certain statements contained in this Current Report on Form 8-K regarding matters that are not historical facts are forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. Forward-looking statements include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future, and, therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe-harbor provisions of the PSLRA. Forward-looking statements include, but are not limited to, expectations regarding the relative ownership of the company at the closing of the Transaction; the expected timing of the closing; and the expected composition of the board of directors. Forward-looking statements are based on management’s expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements due to a number of factors, including, but not limited to, risks relating to the completion of the Transaction, including the ability to obtain approval of the stockholders of Vital Therapies for the Transaction and the reverse split; the ability of the parties to satisfy the conditions precedent to closing the Transaction, including the concurrent financing; the occurrence of any event that could give rise to termination of the Exchange Agreement; the effect of adjustments to the Exchange Ratio; the ability of Vital Therapies to remain listed on the Nasdaq Capital Market; and legal proceedings that may be instituted against the parties and others following the announcement of the proposed Transaction.

These risks, as well as other risks associated with the Transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement that will be filed by Vital Therapies with the SEC in connection with the proposed Transaction. Additional risks and uncertainties are identified and discussed in the “Risk Factors” section of Vital Therapies’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC. Forward-looking statements included in this Current Report on Form 8-K are based on information available to Vital Therapies and Immunic as of the date of this Current Report on Form 8-K. Neither Vital Therapies nor Immunic undertakes any obligation to update such forward- looking statements to reflect events or circumstances after the date of this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Exchange Agreement, dated as of January 6, 2019 by and among Vital Therapies, Inc., Immunic AG, and the shareholders of Immunic AG.

10.1	Investment and Subscription Agreement, dated as of January 6, 2019, among Immunic AG and its Shareholders.

99.1	Joint press release issued by Vital Therapies, Inc. and Immunic AG, dated January 7, 2019.

99.2	Investor presentation, dated January 7, 2019.

*	The schedules and exhibits to the Exchange Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vital Therapies, Inc.

Dated: January 6, 2019

	By:	/s/Michael V. Swanson
Michael V. Swanson
Chief Financial Officer